Exhibit 1A-15.5

1810 Chapel Avenue West Suite 200 Cherry Hill, NJ 08002 www.lexnovalaw.com	Markley S. Roderick, Esquire Member of the NJ and PA Bar Direct Dial (856) 382-8402 mroderick@lexnovalaw.com

July 20, 2020

Sent by Email and Filed Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

barberenameissneri@SEC.GOV

Re:	Energea Portfolio 1 LLC (the “Company”)
Amendment No. 3 to Offering Statement on Form 1-A
Filed July 6, 2020
File No. 024-11218

Ladies and Gentlemen:

This is in response to your letter of July 17, 2020. We have copied below the comments from your letter and provided the Company’s response below each comment, in some cases separating paragraphs of your comments for clarity.

Also enclosed are clean and blacklined versions of Amendment No. 3 to Offering Statement on Form 1-A, reflecting the changes we have made in response to your comments as well as certain other changes and clarifications.

This letter, Amendment No. 3 to Offering Statement on Form 1, and the related documents have also been filed through EDGAR.

Your Comment #1 – Executive Summary – Our Story, page 3

Notwithstanding your response to prior comment 1, you continue to assert at pages 4 and 17 of your offering statement that customers will save up to 40% on their electric bills. Your appendices indicate the estimated customer savings for your Itaguai I Project and Palmas Project are 15% and 18.5%. Please revise your disclosure to reconcile these apparent inconsistencies.

Our Response:

My client are very familiar with the Brazilian energy market and are confident that customers of future projects will save 15% - 40% on their electric bills – thus the statement. However, we have changed the disclosure as requested.

Your Comment #2 – The Company’s Initial Projects, page 23

We have reviewed your response to prior comment 3. Please explain to us how you calculated these internal rates of return for each of your projects using actual numbers.

Our Response:

We have attached to this letter a Microsoft Excel spreadsheet showing the calculation of the Estimated Project IRR.

The dates are in Column B, while the anticipated annual cash flows (plus and minus) are in Columns D (for Itaguaí I), Column F (for Itaguaí II), and Column H (for Palmas). The IRRs are calculated in cells D5, F5, and H5 using the IRR function.

Your Comment #3 – Securities Being Offered – The Class A Investor Shares Liability to Make Additional Contributions, page 28

You disclose here and elsewhere that there could be circumstances where an Investor who has received distributions with respect to his, her, or its Class A Investor Shares would be required to return part or all of his, her, or its distributions. For example, at page 11 you state that if the company’s representations “prove to be inaccurate or misleading,” this could “result in contingent liabilities, which might ultimately require Investors to return some or all of the distributions they have received.” Please further discuss the nature and scope of this risk. We note the reference to Delaware Code Title 6 Section 18-607 in the LLC agreement you filed with your previous amendment.

Our Response:

The Delaware statute, 6 Del. C. §18-607, provides that a limited liability company may not make a distribution to members if it is already insolvent or the distribution would cause it to be insolvent, and that a member who receives a prohibited distribution must return it. This is true for every Delaware limited liability company, without regard to whether the limited liability company references the statute in its limited liability company agreement.

Section 4.6 of the Limited Liability Company Agreement states “A Member who receives a distribution prohibited by 6 Del. C. §18-607 shall be liable as provided therein.” This is just a restatement of the statute, not a new rule introduced by the Limited Liability Company Agreement.

We have supplemented the disclosure.

Thank you for your continued attention to this matter. Please let me know if you have further questions or need additional information.

Very truly yours,

/s/ Markley S. Roderick
Markley S. Roderick

Enclosures

cc: Mr. Michael Silvestrini (without enclosures)